LAW OFFICES OF
                                DAVID J. LEVENSON
                              7947 TURNCREST DRIVE
                             POTOMAC, MARYLAND 20854


Admitted: MA, DC and VA                                             301-299-8092
  (Not Admitted: MD)                                           fax: 301-299-8093
                                                             levensonfam@msn.com


                                 August 11, 2006


Michael Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20459

Re:  Diamond Ranch Foods, Ltd. (the "Company")
     File No. 000-51206

Dear Mr. Clampitt:

      This letter refers to your letter dated August 9, 2006, in which you apparently reject the reasoning and rationale of the explanation set forth in my letter dated June 27, 2006. Although it is not my intention to engage in a dispute with you concerning your statement that "good faith is not the standard for compliance with the federal securities laws," I nevertheless must disagree.

      There are certain instances under the federal securities laws in which "good faith" is an important factor. For example, (1) Rule 508(a)(8) of the Securities Act of 1933 provides in part that a failure to comply with an "insignificant deviation" from a term, condition or requirement of Regulation D will not result in loss of the exemption if the person relying on the exemption shows "[a] good faith and reasonable attempt to comply;" and (2) Section 18(a) of the Securities Exchange Act of 1934 provides that a person shall be liable for misleading statements in an application, report or other document unless he proves that "he acted in good faith and had no knowledge that the statement was false or misleading." While these examples do not apply here, they do indicate that "good faith" is factor to be considered in determining compliance under (at least certain of) the federal securities laws.

      In any event, the Company does not believe that the loss of the Rule 504 exemption, which is apparently your view, requires it to take any action. The Company also believes that the loss of the Rule 504 exemption has no effect on the Company's financial statements.


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

      A brief examination of the facts and circumstances surrounding the subject private offering supports the proposition that the exemption afforded by Rule 506 of Regulation D would be available. There were a total of 10 investors, each of whom was furnished with a disclosure document before sale, and there was no general solicitation or general advertising. Accordingly, it is submitted that the Company could rely upon the exemption from registration afforded by Rule 506 in connection with the offer and sale of securities to those 10 investors more than two years ago.

      Finally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company also acknowledges that it has been advised that the Division of Enforcement has access to all information provided by the Company in response to comments.

      Thank you for your attention. If there is any question, please do not hesitate to contact me.

                                                        Sincerely,


                                                        David J. Levenson



cc:   Kathryn McHale, Esq.
      Joseph Maggio, Chairman and Chief Executive Officer
      Richard Daniels, Esq.





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